Free Writing Prospectus
Registration Statement No. 333-131266
Dated May 23, 2007
Filed Pursuant to Rule 433

Overview: StyleSelect Indices

The StyleSelect Indices are designed to seek outperformance relative to benchmark MSCI Standard Indices. They are constructed using a quantitative process developed by Morgan Stanley to select stocks from MSCI Standard Indices that have both value and growth characteristics. StyleSelect Indices are calculated by Morgan Stanley Capital International Inc. (“MSCI”), a majority-owned subsidiary of Morgan Stanley.

Key Features

■	An active stock selection strategy in a passive shell

■	Designed to seek outperformance relative to a MSCI Standard Index by identifying stocks within the Index that exhibit both value and growth characteristics, according to the StyleSelect Index methodology

■	A Multi-Style (value and growth) strategy

■	Employs concentration and turnover constraints

■	Similar sector weightings as the relevant MSCI Standard index, with a minimum of 3 stocks per sector

■	Quarterly rebalancing

■	Currently available on MSCI Japan and MSCI Europe

Objective: An Optimal Combination of Value and Growth

The StyleSelect strategy is built upon the core principle that value and growth characteristics, which are generally negatively correlated, have historically been drivers of stock performance.

The StyleSelect Index assesses the value and growth characteristics of the stock components of an MSCI Standard Index, ranking and selecting stocks that have both value and growth properties. Morgan Stanley analysis has shown that this ‘optimal’ style zone has historically demonstrated favorable return characteristics.

Building the Index: Index Methodology

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StyleSelect on MSCI Japan

The StyleSelect Index on MSCI Japan is constructed by applying a defined set of quantitative factors to the MSCI Japan Index, combined with portfolio optimization and quarterly rebalancing.

The StyleSelect Index on MSCI Japan is designed to have sector weightings similar to those of MSCI Japan, with a minimum of 3 stocks per sector. As of March 29, 2007, there are 78 securities in the StyleSelect Index on MSCI Japan compared to 382 in MSCI Japan.

Current Sector Allocation

Additional Information

■	StyleSelect Index on MSCI Japan base level = 1,000 as of July 3, 2003 (beginning of daily index performance)

■	Rebalancing frequency: Quarterly (March, June, September and December)

■	Quoted currencies: U.S. Dollars, Euros and Japanese Yen

■	Index variations: price return, net dividends reinvested return and total return

■	Average number of stocks (July 2003 – April 2007): 84

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StyleSelect Index on MSCI Japan

MSCI began calculating the StyleSelect Index on MSCI Japan on January 1, 2007, including history commencing as of July 2003.

Return: January 1, 2007 through April 30, 2007

Hypothetical Historical Performance

StyleSelect Index on MSCI Japan historical data prior to July 2003 is calculated by Morgan Stanley’s Quantitative and Derivatives Strategies group. Index data from July 2003 is calculated by MSCI. Please see Frequently Asked Questions and Risk Considerations on page 10 for a further explanation of the calculation of historical performance.

Over the period from 1997 through 2007, on a historically simulated basis, the StyleSelect Index on MSCI Japan has tended to outperform not only MSCI Japan, but also pure value (MSCI Japan Value) and growth (MSCI Japan Growth) strategies.

The annualized return over the entire historic simulation period was 10.0% for the StyleSelect Index on MSCI Japan compared to 3.1% for the MSCI Japan Index. In addition, the StyleSelect Index on MSCI Japan exhibited a lower annualized volatility.

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StyleSelect on MSCI Japan

The StyleSelect Index on MSCI Japan compared to MSCI Japan

Since 1997, the StyleSelect Index on MSCI Japan outperformed MSCI Japan during extreme sell-offs like the periods following the Asian Financial Crisis and the Tech Bubble. During the bull market associated with the Tech Bubble (November 1998 to April 2000), the StyleSelect Index on MSCI Japan outperformed MSCI Japan by approximately 4.5% .

During the period beginning August 1998 through November 1999, the StyleSelect Index on MSCI Japan underperformed MSCI Japan by 9.7% . It took the StyleSelect Index on MSCI Japan four months to recover to its outperformance from the start of the maximum underperformance period.

StyleSelect Index on MSCI Japan historical data prior to July 2003 is calculated by Morgan Stanley’s Quantitative and Derivatives Strategies group. Index data from July 2003 is calculated by MSCI. Please see Frequently Asked Questions and Risk Considerations on page 10 for a further explanation of the calculation of hypothetical historical performance.

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StyleSelect Index on MSCI Europe

The StyleSelect Index on MSCI Europe is constructed by applying a defined set of quantitative factors to the MSCI Europe Index, combined with portfolio optimization and quarterly rebalancing.

The StyleSelect Index on MSCI Europe is designed to have sector weightings similar to those of MSCI Europe, with a minimum of three stocks per sector. As of March 29, 2007, there are 71 securities in the StyleSelect Index on MSCI Europe compared to 592 in MSCI Europe.

Current Sector and Country Allocation

Sector Allocation	Country Allocation

Additional Information

■	StyleSelect Index on MSCI Europe base level = 1,000 as of July 3, 2003 (beginning of daily index performance)

■	Rebalancing frequency: Quarterly (March, June, September and December)

■	Quoted currencies: U.S. Dollars and Euros

■	Index variations: price return, net dividends reinvested return and total return

■	Average number of stocks (July 2003 – April 2007): 88

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StyleSelect Index on MSCI Europe

MSCI began calculating the StyleSelect Index on MSCI Europe for Morgan Stanley on September 1, 2006, including history commencing as of July 2003.

Return: September 1, 2006 through April 30, 2007

Hypothetical Historical Performance

StyleSelect Index on MSCI Europe historical data prior to July 2003 is calculated by Morgan Stanley’s Quantitative and Derivatives Strategies group. Index data from July 2003 is calculated by MSCI. Please see Frequently Asked Questions and Risk Considerations on page 10 for a further explanation of the calculation of hypothetical historical performance.

Over the period from 1997 to 2007, on a historically simulated basis, the StyleSelect Index on MSCI Europe has tended to outperform not only MSCI Europe, but also pure value (MSCI Europe Value) and growth (MSCI Europe Growth) strategies.

The annualized return over the entire historic simulation period was 17.7% for StyleSelect on MSCI Europe compared to 9.7% for MSCI Europe.

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StyleSelect Index on MSCI Europe

The StyleSelect Index on MSCI Europe compared to MSCI Europe

The StyleSelect Index on MSCI Europe underperformed its benchmark during the “momentum” market experienced from February 1997 to March 2000.

In the bear market that lasted from April 2000 to February 2003, the Style Select Index on MSCI Europe outperformed MSCI Europe.

StyleSelect Index on MSCI Europe historical data prior to July 2003 is calculated by Morgan Stanley’s Quantitative and Derivatives Strategies group. Index data from July 2003 is calculated by MSCI. Please see Frequently Asked Questions and Risk Considerations on page 10 for a further explanation of the calculation of hypothetical historical performance.

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Frequently Asked Questions and Risk Considerations

Why does the strategy include a combination of value and growth stocks?

Based on quantitative analysis of style-conditioned stock returns since 1996, Morgan Stanley’s Quantitative and Derivatives Strategies group found that value and growth characteristics have historically been drivers of stock performance. For each geographic region, the Quantitative and Derivatives Strategies group has identified, based on historical backtesting since 1996, a combination of value and growth characteristics that tend to demonstrate greater return potential over time than a single-style strategy.

What does sector neutral mean, why is it important?

Morgan Stanley’s quantitative analysis shows that value and growth characteristics are drivers of stock returns, but less so of sector returns. Taking sector bets might therefore increase the risk of a strategy without increasing its return potential. The StyleSelect Indices have the similar sector representation as the relevant MSCI Standard Index; but within sectors, stocks are selected according to the StyleSelect Index methodology.

How do Morgan Stanley’s StyleSelect Indices differ from an actively managed strategy?

StyleSelect Indices on MSCI Standard Indices use a pre-defined, objective selection process designed by Morgan Stanley’s Quantitative and Derivatives Strategies group to identify a subset of stocks within the relevant MSCI Standard Index with both value and growth properties. This quantitative stock selection process means that the aim of the StyleSelect Indices is consistent performance, rather than performance due to opportunistic exploitation of market opportunities. However, because the StyleSelect Indices are not actively managed, the component stocks will change only if required by the selection criteria and only at each quarterly rebalancing.

What has been the historical turnover for the Indices?

StyleSelect Indices reflect an active stock selection strategy, based on the StyleSelect index criteria, and react dynamically to changes in stock characteristics. Though the StyleSelect index methodology does not impose any explicit turnover constraints, turnover is limited through the use of “buffer zones.” At each rebalance date, the strategy aims to have the index fully represent the segment of the market with pre-defined value and growth characteristics. As a result, the quarterly turnover has historically been around 20-30%.

Does the index methodology change over time?

No, the StyleSelect index methodology is fixed, and will not change over time. However, the StyleSelect index methodology is applied to an MSCI Standard Index. MSCI may change the methodology for the MSCI Standard Index at any time. For more information regarding the construction of the MSCI Standard Indices or any potential methodology changes, see www.mscibarra.com.

What is Morgan Stanley's role compared to that of MSCI in regard to developing and calculating the index?

Morgan Stanley’s Quantitative and Derivatives Strategies group has developed the methodology for the StyleSelect Index on MSCI Standard Indices. MSCI is responsible solely for applying the StyleSelect index methodology to the MSCI Standard Index and calculating the index.

Will the StyleSelect Indices increase in value?

As with any equity index, past performance is not necessarily indicative of future performance. Future performance will depend on many unpredictable factors, including the performance of the stocks composing the StyleSelect Index on an MSCI Standard Index, volatility, geopolitical considerations and economic, financial and regulatory events. In historical simulations of past performance, the StyleSelect Index on an MSCI Standard Index has experienced significant fluctuations in value and periods of significant losses. Since the quantitative factors that determine the composition of the StyleSelect Index on an MSCI Standard Index do not change, the StyleSelect Index on an MSCI Standard Index is not actively managed to adjust to changing geopolitical, financial or other conditions.

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Frequently Asked Questions and Risk Considerations

Will the StyleSelect Indices outperform the MSCI Standard Index?

No one can guarantee short-term or long-term outperformance. The quantitative stock selection process for StyleSelect on an MSCI Standard Index could select stocks that under-perform the MSCI Standard Index, possibly significantly. Even if a StyleSelect Index on an MSCI Standard Index does outperform the MSCI Standard Index, the StyleSelect Index on an MSCI Standard Index could decrease in value if the MSCI Standard Index suffers losses that are not fully offset by the outperformance of the StyleSelect Index.

The StyleSelect Index on an MSCI Standard Index is focused exclusively on the geographic region of the MSCI Standard Index.

All of the component stocks of the StyleSelect Index on an MSCI Standard Index are selected from the MSCI Standard Index. As a result, StyleSelect on an MSCI Standard Index is concentrated exclusively in the country or countries represented by the MSCI Standard Index. There are risks associated with investing in foreign equity markets, including volatility in those markets and government intervention. In addition, foreign companies are subject to different accounting, auditing, financial reporting, public disclosure and legal requirements than U.S. companies.

Is there currency exchange risk associated with the StyleSelect Index?

MSCI may calculate the StyleSelect Index on the MSCI Standard Indices in U.S. dollars and/or the local currency. For example, the StyleSelect Index on MSCI Japan reported in U.S. dollars is calculated by converting the prices of the component stocks, which are quoted in Japanese yen, into U.S. dollars. As a result, the level of the StyleSelect Index on MSCI Japan reported in U.S. dollars will reflect changes in the value of the Japanese yen relative to the U.S. dollar. Hence, investors in securities linked to the StyleSelect Index on MSCI Japan reported in U.S. dollars would be exposed to such currency exchange risk.

Calculation of Hypothetical Historical Performance of the StyleSelect Indices

The historical data for each StyleSelect Index from July 2003 to the beginning of the publication of each StyleSelect Index was calculated by MSCI using the current index methodology. Historical data for each StyleSelect Index prior to July 2003 was prepared by Morgan Stanley’s Quantitative and Derivatives Strategies Group using simulated historical index data for the applicable MSCI Standard Index and without application of the concentration constraints in the portfolio optimization process. The use of simulated historical index data without the application of the concentration constraints may have resulted in higher returns for the StyleSelect indices than would have been realized using the current index methodology.

Performance Measures

Information Ratio is a measure of a strategy’s ability to add value against a given benchmark relative to how stable that return has been. Essentially, the information ratio explains how significant a strategy’s alpha is. Therefore, the higher the information ratio, the more significant the alpha.
 Alpha is a mathematical estimate of risk-adjusted return expected from a portfolio above and beyond the benchmark return at any point in time.
 Beta is a measure of the volatility, or risk, of a security or index in comparison to that of its benchmark.
R-Squared is a statistical measure that represents the percentage of movements in an index or security that are explained by movements in a benchmark index.

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Index Disclaimers

The StyleSelect Indices are custom indices modeled by Morgan Stanley’s Quantitative and Derivatives Strategy group and calculated by Morgan Stanley Capital International Inc. (“MSCI”). All index data and related information (the “Index Data”) is provided on an “as is” basis. The user assumes the entire risk of any use made of the Index Data. MSCI, its subsidiaries and any third party involved in, or related to, computing or compiling any Index Data (individually and collectively, the “Index Calculation Agent”) hereby expressly disclaim all warranties of originality, accuracy, completeness, merchantability or fitness for a particular purpose with respect to any Index Data. Without limiting any of the foregoing, in no event shall the Index Calculation Agent have any liability for any damages of any kind. MSCI, Morgan Stanley Capital International and the MSCI indexes are service marks of MSCI and its affiliates.

The Index Calculation Agent makes no express or implied warranties or representations with respect to any Index Data (or the results to be obtained by the use thereof), and hereby expressly disclaims all warranties of originality, accuracy, completeness, merchantability or fitness for a particular purpose with respect to any Index Data. Without limiting any of the foregoing, in no event shall the Index Calculation Agent have any liability for any direct, indirect, special, punitive, consequential or any other damages (including lost profits) even if notified of the possibility of such damages.

The Index Calculation Agent does not endorse, approve of or otherwise express any opinion regarding any issuer, securities, financial products or instruments or trading strategies. None of the Index Data or any other information in this document is intended to constitute investment advice by the Index Calculation Agent or a recommendation by the Index Calculation Agent to make (or refrain from making) any kind of investment decision and may not be relied on as such. Past performance of any Index Data is not indicative of any future performance.

The prospectus for any financial product based on or linked to the performance of any of the StyleSelect Indices contains a more detailed description of the limited relationship between MSCI and the product issuer.

MSCI, MSCI Standard Indices, MSCI Japan, MSCI Europe, EAFE and all other MSCI index names are the trademarks, registered trademarks, or service marks of Morgan Stanley Capital International Inc. or its affiliates in the United States and other jurisdictions.

The Nikkei® 225 Index is a trademark of Nihon Keizai Shimbun, Inc.

The Topix® is a trademark of the Tokyo Stock Exchange, Inc.

The Dow Jones EURO STOXX 50® Index is a service mark of STOXX Limited.

Morgan Stanley has filed a registration statement (including a prospectus), and will file a pricing supplement, with the SEC for any offering to which this communication relates. Before you invest in any offering, you should read the prospectus in that registration statement, the applicable pricing supplement and other documents Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and that offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Morgan Stanley, any underwriter or any dealer participating in any offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

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